April 10, 2009

Lyn Shenk
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 90549-3561

RE:	Point.360
Form 10-K: For the Year Ended June 30, 2008
File Number:  001-33468

Dear Mr. Shenk:

The following is provided in response to your March 10, 2009 letter to me.  The paragraph numbers correspond to those in your letter.

1.
The basis of financial information for periods prior to August 14, 2007 (i.e., that they have been carved out of Old Point.360 for comparative purposes) is fully explained in Note 1 to the Consolidated Financial Statements on page 31 of the Form 10-K.  A reference to that Note will be added to Selected Financial Data in future Form 10-K filings.

2.	The overview will be enhanced as requested in our next Form 10-K.

3.	We will revise accordingly in our next Form 10-K

4.	We will add an analysis of the changes in costs of services in our next Form 10-K.

5.	Future discussions will be revised as requested.

6.
In Note 12 to the financial statements, the sentence “The Company expects to receive approximately $1.9 million additional cash from DG FastChannel pursuant to the Working Capital reconciliation Agreement among Old Point.360, DG FastChannel and the Company” should have been omitted and will be eliminated in our amended filing.

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7.
The lease agreement on the building expired concurrently with the purchase of the building on July 3, 2008.  The remaining three days under the operating lease obligation, as of June 30, 2008 was deemed immaterial and, therefore, not included in the tables as a future obligation on that date.

8.
Point.360 performs a multitude of services for its clients, including film-to-tape transfer, video and audio editing, standards conversions, adding effects, duplication, distribution, etc.  A customer orders one or more of these services with respect to an element (commercial spot, movie, trailer, electronic press kit, etc.).  The sum total of services performed on a particular element (a “package”) becomes the deliverable (i.e., the customer will pay for the services ordered in total when the entire job is completed and delivered). Revenue is recognized only when the job is completed and delivered.

Occasionally, a major studio will request that package services be performed on multiple elements.  Each element creates a separate revenue stream which is recognized only when all requested services have been performed and delivered on that element.

In some instances, a client will request that Point.360 store (or “vault”) an element for a period ranging from a day to indefinitely.  Point.360 attempts to bill customers a nominal amount for storage, but some customers, especially major movie studios, will not pay for this service.  In the latter instance, storage is an accommodation to foster additional business with respect to the related element.  It is impossible to estimate (i) the length of time we may house the element, or (ii) the amount of additional services we may be called upon to perform on an element.  Because these variables are not reasonably estimable and revenues from vaulting are not material (billed vaulting revenues are approximately 3% of sales), we do not treat vaulting as a separate deliverable in those instances in which the customer does not pay.

We will expand the description of our accounting policy for revenue recognition accordingly in Critical Accounting Policies and Estimates and in the notes to the consolidated financial statements.

9.
A revised accountants report will be filed.  While the correct version of the accountant’s report was delivered by our accountants at the time of the Form 10-K filing, a prior version was inadvertently included in the Edgar filing.

10.
The $943,000 net loss on page 28 consists of two parts:  (i) $841,000 loss for the period July 1, 2007 to August 13, 2007 (the period prior to the separation of New 360 into a newly public company) and (ii), $103,000 loss from the August 14, 2007 formation of New 360 to June 30, 2008.  These latter two numbers are shown separately on page 29 to illustrate the accounting for the formation of the newly public company.

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11.
Pro forma earnings (loss) per share are shown because fiscal 2005, fiscal 2006,the six months ended June 30, 2007, and a portion of the operating results of fiscal 2008 were derived from Old Point.360 when splitting that entity’s results between New 360 and the remaining Old Point.360 which was merged with DG FastChannel, Inc.  We believe it is appropriate to label these amounts as “pro forma” because New 360 was not in existence as a separately reporting entity during all or a part of such periods.

12.
Basic and diluted earnings per share were the same in each period presented dueto the fact that pro forma outstanding shares were used and losses occurred in each period.  While these figures are presented on Page 28, we will add additional tables and descriptions to Note 2 in our next Form 10-K filing.

13.	Additional disclosures will be added in our next Form 10-K filing.

14.
The Company was created in 2007 as a spin-off from an existing public company(Old Point.360).  The transaction involved (i) creating a new subsidiary of Old Point.360 (“New 360”), (ii) Old Point.360’s contribution of a portion of its business and assets to New 360, and (iii) New 360 becoming a newly public company pursuant to a Form S-1 filing (Registration No. 333-144547).  The Form S-1 included audited statements of the carved-out New 360 for the three years ended December 31, 2006 and an unaudited stub period for the three months ended March 31, 2007.

The Form S-1 was declared effective and the newly created public company began trading on August 14, 2007.  Concurrently, Old Point.360 was merged into DG FastChannel, Inc., and ceased to exist.  Shortly thereafter, the Company changed its name from New 360 to “Point.360.”

Point.360, the newly public company, chose June 30th as its fiscal year end, which is the end of the calendar quarter nearest to August 14, 2007.  Its first annual report on Form 10-K would be for the fiscal year ending June 30, 2008.

During our external auditor’s SAS 100 review for the Company’s first quarterly report on Form 10-Q as of September 30, 2007, we noted the desirability from an investor’s perspective of being able to review audited statements for the six months ended June 30, 2007 since there would otherwise be a gap between the date of the last filed audited statements (December 31, 2006 in the Form S-1) and July 1, 2007 (the beginning of the period to be covered by our first annual report on Form 10-K for the year ending June 30, 2008).

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Spinning off of a portion of Old Point.360 into a newly public company involved significant past and continuing efforts to create and implement the internal control environment.  We are just now completing our SOX documentation in preparation for our first management internal control assessment for the year ending June 30, 2009.

In order to provide a newly public company with adequate time to establish its internal control over financial reporting, SEC Rule 13a-15(c) and Item 308T of SEC Regulation S-K state that a public company need not comply with the requirements regarding internal over financial reporting (including management’s report on its assessment of internal control over financial reporting) in a Form 10-K until its second Form 10-K report, which in our case will be the Form 10-K for the year ending June 30, 2009.

We are aware of the SEC’s statement in Note 82 of Release No. 33-8760 to the effect that a newly public company that files a transition report on Form 10-K pursuant to SEC Rule 13a-10 will be deemed to have filed an annual report and that the annual report for its next fiscal year must comply with the internal control over financial reporting requirements.  However, we believe that the Company filed its Form 10-K/T for the six months ended June 30, 2007 on a voluntary basis and not as a required transition report under Rule 13a-10(a) or 13a-10(f) and, accordingly, we do not believe our filing on Form 10-K/T is subject to the coverage of the SEC’s Note 82 in Release No. 33-8760.

Rule 13a-10(a) requires an issuer to file a transition report if it changes its fiscal closing date.  Since the reporting issuer, Old Point.360, did not change its fiscal closing date, we do not believe that Rule 13a-10(a) required a new issuer, the Company, to file a transition report.

Rule 13a-10(f) requires a “successor issuer” with a different fiscal year from that of its predecessor to file a transition report containing information about the predecessor for the transition period from the close of the fiscal year covered by the predecessor’s last annual report to the date of the succession.  In our case, the Company acquired only part of the business of Old Point.360, and the Company did not become a publicly reporting company by succeeding to Old Point.360’s reporting status.  Instead, the Company filed a Form S-1 registration statement for the spin-off and registered its common stock under the Exchange Act by filing a Form 10.

Since Rule 13a-10 did not require the Company to file a transition report, we do not think the fact that the Company elected to provide investors with financial information on a Form 10-K/T for the six months ended June 30, 2007 should create a “form over substance” penalty for the Company by requiring early compliance with the SEC’s rules regarding internal control over financial reporting.

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Therefore, we request that you withdraw comment 14 with knowledge that management’s assessment of internal control over financial reporting will be included in the Company’s second annual report as required under the SEC’s transition rules.

We appreciate your questions and comments with respect to our financial disclosure.  We acknowledge that Point.360 is responsible for the adequacy and accuracy of disclosures in our filings, and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Point.360 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

 If you have any questions regarding this communication, please call the undersigned at (818) 565-1444.

Very Truly Yours,

/s/ Alan R. Steel

Alan R. Steel
Executive VP, Finance and Administration
Chief Financial Officer.

ARS/ao

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